SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Warren Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

93564A100

(CUSIP Number)

Lance Peterson

333 Perry Street

Suite 250

Castle Rock, Colorado 80104 (303) 688-3130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 93564A100	Page 2 of 5

(1)	Name of Reporting Person Citrus Energy Corporation
(2)	Check the appropriate box if a member of a group* (a): ☐ (b): ☐
SEC use only
(4)	Source of Funds OO, AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: - 0 -
	(8)	Shared Voting Power: - 0 -
	(9)	Sole Dispositive Power: - 0 -
	(10)	Shared Dispositive Power: - 0 -
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person - 0 -
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares - 0 -
(13)	Percent of Class Represented by Amount in Row (11) - 0% -
(14)	Type of Reporting Person CO

CUSIP No. 93564A100	Page 3 of 5

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on August 21, 2014 (the “Original Schedule 13D”) by CEC with respect to the common stock of Warren. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by amending and restating paragraph (a) in its entirety as set forth below:

“On December 4, 2014, CEC made a pro rata distribution of the Shares to its stockholders (the “Distribution”).”

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and supplements Item 5 of the Original Schedule 13D by amending and restating paragraphs (a) – (b) in their entirety as set forth below:

“(a) – (b) As a result of the Distribution, CEC no longer beneficially owns any common stock of Warren.”

CUSIP No. 93564A100	Page 4 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2014	CITRUS ENERGY CORPORATION

	By:	/s/ Lance Peterson
	Name:	Lance Peterson
	Title:	CEO and President

CUSIP No. 93564A100	Page 5 of 5

EXHIBIT INDEX

Exhibit A	Registration Rights Agreement, dated as of August 11, 2014, between Warren Resources, Inc. and Citrus Energy Corporation (attached as Exhibit 4.1 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

Exhibit B	Purchase and Sale Agreement, dated as of July 6, 2014, by and among Citrus Energy Appalachia, LLC, TLK Partners, LLC and Troy Energy Investments, LLC, as Seller, and Warren Resources, Inc., as Buyer, and joined in for certain limited purposes by Citrus Energy Corporation (attached as Exhibit 2.1 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

Exhibit C	Amendment to Purchase and Sale Agreement, dated as of August 11, 2014, by and among Citrus Energy Appalachia, LLC, TLK Partners, LLC and Troy Energy Investments, LLC, as Seller, and Warren Resources, Inc., as Buyer, and joined in for certain limited purposes by Citrus Energy Corporation (attached as Exhibit 2.2 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).